          THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 39

                                   FORM 6-K
                                   ---------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                           For the month of May 2002


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                             3-1, OTEMACHI 2-CHOME
                       CHIYODA-KU, TOKYO 100-8116, JAPAN
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X           Form 40-F
                                     ---


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes   ____         No   X
                                                  ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FISCAL YEAR ENDED MARCH 31, 2002

          On May 14, 2002, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan information as to the registrant's financial condition and results of operations at and for the fiscal year ended March 31, 2002. Attached hereto is a copy of a press release dated May 14, 2002 pertaining to such financial condition and results of operations, as well as forecasts for the registrant's operations for the fiscal year ending March 31, 2003. The financial information included in the press release was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information to be included in the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2002, which information will be prepared on the basis of accounting principles generally accepted in the United States.

          The earning projections for the fiscal year ending March 31, 2003 included in the attachment contain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's actual results to differ materially from those set forth in the attachment.

          The registrant's earning projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the pricing of services, the effects of competition, and the success of new products, services and new business.

          No assurance can be given that the registrant's actual results will not vary significantly from the projected earnings.

                                    SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             NIPPON TELEGRAPH AND TELEPHONE
                                               CORPORATION


                                             By  /s/   Hiroo Inoue
                                                --------------------
                                                Name:  Hiroo Inoue
                                                Title: Senior Manager
                                                       Department IV

Date:  May 14, 2002

                                                                    May 14, 2002
FOR IMMEDIATE RELEASE


                         NTT Announces Financial Results
                      for Fiscal Year Ended March 31, 2002


1.  STATUS OF THE NTT CORPORTE GROUP

The principal businesses of Nippon Telegraph and Telephone Corporation (NTT) and its affiliates (NTT Group) cover regional communication services, long-distance and international communications services, mobile communications services, and data communications services.

The business results of consolidated subsidiaries and their respective positions in the NTT Group are as follows:

NTT DoCoMo, Inc. and NTT DATA Corporation, two consolidated subsidiaries, are listed on the First Section of the Tokyo Stock Exchange.

(1)  Regional Communications Businesses
     ----------------------------------

The principal elements in this business are intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

The consolidated subsidiaries in the regional communication business are Nippon Telegraph and Telephone East Corporation (NTT East), and Nippon Telegraph and Telephone West Corporation (NTT West).


(2)  Long-Distance and International Communications Businesses
     ---------------------------------------------------------

The principal elements in this business are inter-prefectural communications services, international communications services, and ancillary services pertaining to international communications services.

The consolidated subsidiaries in the long-distance and international communications businesses are NTT Communications Corporation, NTT USA, inc., NTTA&T Investment, Inc., NTT America, Inc., TELETECHNO, Inc., Milletechno, Inc., NTTA&A Investment, Inc., Autoweb Communications, Inc., NTT MULTIMEDIA COMMUNICATIONS LABORATORIES, Inc., NTT COMMUNICATIONS GLOBAL PROFESSIONAL SERVICES GROUP LLC, NTT AUSTRALIA PTY. LTD., NTT Worldwide Telecommunications Corporation, NTT EUROPE LTD., NTT MSC SDN. BHD., NTT SINGAPORE PTE. LTD., NTT (HONG KONG) LIMITED, NTT COM ASIA LTD., NTT Taiwan Ltd., NTT Korea Co., Ltd., NTT Comunicacoes do Brasil Participacoes Ltda., and NTT do Brasil Telecomunicacoes Ltda.

(3)  Mobile Communications Businesses
     --------------------------------

The principal elements in this business are mobile telephone services, PHS services, quick-cast businesses, and related ancillary services.

The consolidated subsidiaries in the mobile communications businesses are NTT DoCoMo, Inc., NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., NTT DoCoMo Kyushu, Inc., , DoCoMo Service Inc., DoCoMo Engineering Inc., DoCoMo Mobile Inc., DoCoMo Support Inc., DoCoMo Systems, Inc., DoCoMo Sentsu, Inc., DoCoMo Technology, Inc., and other 19 companies.

(4)  Data Communications Businesses
     ------------------------------

The principal elements in this business are systems integration services and network system services.

The consolidated subsidiaries in the data communication businesses are NTT DATA Corporation, NTT DATA System Technologies Inc., NTT System Service Corporation, NTT DATA FINANCIAL CORPORATION, DREAM NET Corporation, NTT DATA TOKYO SMS CORPORATION, NTT DATA CUSTOMER SERVICE CORPORATION, and other 28 companies.

(5)  Other Businesses
     ----------------

Nippon Telegraph and Telephone Corporation ("NTT")

Other consolidated subsidiaries of NTT are NTT Power and Building Facilities Inc., NTT Urban Development Co., NTT Comware Corporation, NTT Leasing Co., Ltd., NTT Auto Leasing Co., Ltd., NTT Finance Japan Co., Ltd., NTT Software Corporation, NTT Electronics Corporation, NTT Advanced Technology Corporation, NTT IT Corporation, and NTT Broadband Initiative Inc.

The consolidated subsidiaries in Regional Communications Businesses Support Group are NTT-ME Hokkaido Co., Ltd., NTT-ME Tohoku Co., Ltd., NTT-ME Corporation, NTT-ME Tokai Co., Ltd., NTT-ME Hokuriku Co., Ltd., NTT-ME Kansai Co., Ltd., NTT-ME Chugoku Co., Ltd., NTT-ME Shikoku Co., Ltd., NTT-ME Kyushu Co., Ltd., NTT-Do Inc., NTT Directory Services Co., and NTT Teleca Corporation.

The consolidated subsidiaries in Long-Distance and International Businesses Support Group are Verio Inc., NTT World Engineering Marine Corporation, and other 12 companies.

Group organizational chart appears on the following page.

                                                                                                     -------------------------------
                                   ORGANIZATIONAL CHART OF THE NTT GROUP                             * Consolidated subsidiaries
                                                                                                     -------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                 Customer
------------------------------------------------------------------------------------------------------------------------------------

-------------------------------  --------------------------------    ---------------------------     -------------------------------
Regional Communications          Long-Distance and International     Mobile Communications                Data Communication
Businesses                       Communications Businesses           Businesses                           Businesses
  * NTT East                         * NTT Communications              * NTT DoCoMo                         *  NTT Data
  * NTT West                         * 20 international companies      * eight regional DoCoMo
                                                                         companies
-------------------------------  --------------------------------    ---------------------------     -------------------------------

------------------------------------------------------------------------------------------------------------------------------------

-------------------------------  --------------------------------    ---------------------------     -------------------------------
Regional Communications          Long-Distance and International     Mobile Communications           Data Communications
Support Group                    Communications Support Group        Support Group                   Support Group
- Engineering Businesses         -  Internet Related Businesses        * DoCoMo Service              -  SI Services
* NTT-ME                            NTTPC Communications,              * DoCoMo Engineering          *  NTT DATA System Technologies
* eight regional NTT-ME             NTT Satellite Communications,      * DoCoMo Mobile               *  NTT System Service,
  companies, and others             and others                         * DoCoMo Support                 and others
- Telephone Directory Businesses -  Others                             * DoCoMo Systems              -  Network Services
* NTT Directory Services,        *  Verio Inc,.                        * DoCoMo Sentsu               *  NTT Data Financial
  NTT Business Information       *  NTT World Engineering Marine,      * DoCoMo Technology,          *  Dream Net, and others
  Service, and others               and others                           and others                  -  Others
- Telemarketing Businesses                                                                           *  NTT DATA Tokyo SMS
  NTT Solco corporation,                                                                             *  NTT DATA Customer
  NTT Dynamic Telema, and others                                                                        Service, and others
- Internet Related Businesses    --------------------------------    ---------------------------     -------------------------------
  Plala Networks, and others
- Others
* NTT Teleca, and others
-------------------------------
-------------------------------
Other Affiliates of the Holding
Company
- Engineering Businesses
* NTT Power and Building Facilities,
  and others
- Real Estate Businesses
* NTT Urban Development, and others
- SI and Information Processing
  Businesses
* NTT Comware
  Nippon Information and
  Communication, and others
- Financing Businesses
* NTT Leasing
* NTT Finance Japan, and others
- Advanced Technologies
  Development Businesses
* NTT Electronics
* NTT Software, and others
- Others
  NTT Business Associe
  NTT Advertising, and others
-------------------------------

                 --------------------------------------------
                  Nippon Telegraph and Telephone Corporation

                 --------------------------------------------

2. BUSINESS OPERATION POLICY

(1) Basic Business Operation Policy

In a business environment marked by rapid and dramatic changes in market structure, Nippon Telegraph and Telephone Corporation (NTT) and its affiliates (NTT Group or Group) are actively engaged in the reform of the Group's business structure. Specific initiatives include: (1) positive contribution to the realization of the IT Revolution through such means as lowering of charges led by flat-rate Internet-related services, active development of fiber-optic services, and the development of full-fledged demand for broadband content applications; (2) promoting the international development of mobile communication businesses and IP network businesses; (3) Group-wide efforts to radically reform the cost structures of Nippon Telegraph and Telephone East Corporation (NTT East) and Nippon Telegraph and Telephone West Corporation (NTT
West) which face very difficult financial conditions; and (4) full utilization of the advantages of the holding company system to achieve the above objectives.

(2) Basic Principle concerning Profit Allocation

NTT believes it is critically important for it to reinforce its financial standing and to serve the best interests of its shareholders over the long run. As such, NTT has adopted as its basic principle the payment of appropriate dividends while acting to secure necessary levels of internal reserves.

Such internal reserves will be utilized to reinforce NTT's financial standing.

(3) Basic Principle and Policies concerning Reduction of Minimum Trading Lots for Shares

The reduction of minimum trading lots for shares is believed to have a certain impact on expanding the scope of investors. NTT shall decide on this matter while taking into account such factors as shareholder composition, liquidity, and the cost of such measures.

3. BUSINESS RESULTS AND FINANCIAL CONDITIONS

(1) Business Results

During the fiscal year ended March 31, 2002, the Japanese economy continued to face difficult conditions as plant and equipment investment and corporate earnings fell sharply and personal consumption remained flat. Towards the end of the fiscal year, the downward slide in exports came to a stop and other signs were observed indicating that the economy may be bottoming.

In the telecommunication markets, rapid changes continued in the market environment centered on higher-speed and higher-volume broadband communications. Competition in the broadband market was intensified by the entry of various new enterprises while market scale, led by the spread of ADSL, grew at an accelerated pace. These developments have heralded the full-fledged start of the broadband age. The mobile communications segment underwent a slowdown in new subscriptions as market penetration of mobile telephones reached higher levels. On the other hand, i-mode and other services featuring terminals with Internet access claimed a majority position in the market. The market for conventional fixed-line telephone services shrank as a result of continued shift in demand to mobile communications and ADSL and other flat-rate services. At the same time, market competition in this segment was intensified with the introduction of "MYLINE" carrier selection services. Turning to the overseas information and communications markets, the business environment became even more challenging as a result of the IT recession and Europe's rising licensing fees for third-generation mobile telephone systems.

Amid these conditions, NTT Group companies pursued the objectives of the NTT Group Three-Year Business Plan (fiscal years 2001-2003) and implemented active measures to develop broadband markets. Specific actions taken included the full-fledged launching of optical-access services, the mainstay of broadband systems. In a related move, NTT Broadband Initiative Inc. was established to provide content-distribution services, such as new communication services based on high-resolution visual and video transmission. Furthermore, third-generation mobile communication services supporting high-speed and high-volume data transmission were launched in October 2001.

While continuing to reduce charges to develop new demand centered on the Internet and to cope with growing competition, active measures were taken to reinforce the financial foundations of NTT East and NTT West. In addition to maintaining ongoing cost-cutting programs, a Group-wide effort was made to promote structural reform centered on the reduction of personnel costs to be achieved through the diversification of employment formats and thorough outsourcing of business functions. In pursuit of these objectives, a series of regional outsourcing companies were formed to take over the order-processing, facility maintenance, and other operational functions of NTT East and NTT West. The transition to the new Group structure and its dramatically different management and operation system was made in May 2002.

As a result of these activities, during the period under review, NTT DoCoMo increased its earnings by expanding its position in the mobile multimedia segment. On the other hand, NTT East, NTT West, and NTT Communications Corporation registered negative growth in earnings due to lower charges and the intensification of competition. Consequently, the NTT Group's consolidated business results for the fiscal year ending March 31, 2002 were as follows. Consolidated operating revenue amounted to 11,681.5 billion yen (2.3% increase from the previous year), and consolidated recurring profit amounted to 718.2 billion yen (1.1% decrease from the previous year). Extraordinary losses of 2,079.0 billion yen in total were registered in connection with the write-off of losses of overseas affiliates and subsidiaries amounting to 1,407.3 billion yen, and retirement allowance expenses generated by the restructuring programs undertaken by NTT East and NTT West amounting to 671.7 billion yen. As a result, a consolidated net loss of 812.1 billion yen was registered (as compared to a consolidated net profit of 464.0 billion yen in the previous year).

The business results of the principal member companies of the NTT Group during the fiscal year ended March 31, 2002 are as follows.

[Nippon Telegraph and Telephone Corporation (Holding Company)]

NTT functions as a pure holding company in the NTT Group and is charged with promoting the development of businesses of the NTT Group by overseeing and coordinating the activities of the NTT Group and determining Group-wide strategies and the re-allocation of management resources. NTT is also responsible for promoting basic research and development in the NTT Group and the utilization of their results.

In order to cope effectively with the rapidly changing market environment, NTT formulated the NTT Group Three-Year Business Plan (fiscal years 2001-2003). Furthermore, in response to the government's "e-Japan Priority Policy Program" and the "Three-Year Program for Promoting Regulatory Reform," "NTT's Strategies concerning Current Management Issues" was announced in October 2001. This voluntary program sets forth a line of action concerning the structural reform of the NTT Group, the opening of local networks, and the promotion of Group management. NTT also provides Group companies with necessary support for the implementation of structural reform, as well as advisory and intermediary services for the development of broadband services, the promotion of international businesses, and the development of new businesses. During the fiscal year ended March 31, 2002, NTT received a total amount of 23.9 billion yen (4.3% decrease from the previous year) in payment for these services. NTT vigorously promoted research and development for the realization of "secure," "safe," "convenient," and "enjoyable" information sharing society. It also pursued research and development activities in the area of basic technologies in line with the long-term business strategies of the Group. For these basic research and development activities, NTT received a total amount of 196.9 billion yen (2.2% decrease from the previous year) during the fiscal year ended March 31, 2002. It also received 78.9 billion yen (8.6% increase from the previous year) as dividends from Group companies.

As a result, NTT's operating revenues amounted to 314.2 billion yen (2.7% decrease from the previous year), and recurring profit was 92.7 billion yen (10.5% increase from the previous year). NTT registered a net profit of 86.8 billion yen (46.1% decrease from the previous year).

[Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation]

NTT East and NTT West continued their efforts to strengthen their competitiveness through the expansion of services and the lowering of charges and to improve management efficiency.

In the area of broadband services, NTT East and NTT West undertook a full-scale launching of "B-FLET's," a fiber-optic based Internet access service. They also endeavored to improve their competitive position by expanding the coverage area of the "FLET'S ADSL" services, adding higher-speed services, and lowering charges.

In the area of fixed-line telephone services, active measures were taken to lower local telephone charges and to expand the range of discount services in order to increase the number of MYLINE subscriptions.

During the period under review, L-mode was launched as a service providing simple, convenient, and inexpensive access to Internet-based information searches and the exchange of e-mail using household telephones. The L-mode concept focuses on expanding the current range of Internet users.

NTT East and NTT West remain committed to improving operational efficiency in line with the Mid-Term Restructuring Plan. Under the terms of the Plan, continued actions were taken to streamline management operations through the integration or closing of business offices and to reduce personnel and facilities. Additional restructuring initiatives were undertaken to strengthen the financial foundations in order to be able to respond more effectively to the rapidly changing business environment brought on by intensified competition and shifting market structures. These featured the thorough outsourcing of operations and the diversification of employment formats aimed at lowering personnel costs, reducing plant and equipment investments and further reducing other expenses. NTT East and NTT West established a series of regional outsourcing companies and engaged in other preparations for the launching of the new Group structure in May 2002.

Notwithstanding these management efforts, the performance of NTT East and NTT West were affected by the intensification of competition and the lowering of charges. As a result, for the fiscal year ended March 31, 2002, NTT East registered operating revenues of 2,573.6 billion yen (7.9% decrease from the previous year), while NTT West reported operating revenues of 2,406.7 billion yen (8.8% decrease from the previous year).

[NTT Communications Corporation]

NTT Communications is primarily engaged in the global development and upgrading of IP services, and in improving the competitiveness of telephone services.

In the area of IP services, NTT Communications has actively endeavored to expand and improve the range of available services. In OCN services, NTT Communications developed responses to B-FLET'S and released "OCN Voice Mode" enabling integrated transmission of voice and data. It also developed "Super OCN DSL Access," a high-quality and low-cost broadband access service for corporate customers. In the same area, NTT Communications lowered its user charges to strengthen its competitive position. The acquisition of Verio Inc., an U.S. Internet solutions provider, has accelerated the development of a global IP network which extends widely through the United States, Europe, and Asia. NTT Communications has used this network to further the global reach of its IP connection services and data center services.

In the area of telephone services, NTT Communications continued to reduce charges while effectively expanding the range of available services in response to competition related to the MYLINE system. Integrated services covering the full range of local to international services were bolstered in response to strong demand from corporate customers, and "Communications Choice" was introduced as a discount services for calls between mobile and fixed-line telephones.

Notwithstanding these management efforts, the performance of NTT Communications was affected by the intensification of competition and the lowering of charges. As a result, for the fiscal year ended March 31, 2002, NTT Communications registered operating revenues of 1,275.1 billion yen (5.9% decrease from the previous year).

[NTT DATA Corporation]

During the fiscal year ended March 31, 2002, NTT DATA continued to provide reliable services for large-scale systems while working to upgrade existing systems and to develop peripheral businesses. NTT DATA was actively involved in the development of outsourcing and also endeavored to improve productivity through promoting the standardization of systems development procedures.

Other initiatives promoted by NTT DATA included the IT Partner business for the creation of new businesses through business alliances with customers, and the Service Provider business designed to provide settlement services and various other basic services for the information-network society.

As a result of these activities, NTT DATA registered operating revenues of 801.9 billion yen (0.1% increase from the previous year) for the fiscal year ended March 31, 2002.

[NTT DoCoMo, Inc.]

During the fiscal year ended March 31, 2002, NTT DoCoMo endeavored to promote the market penetration of mobile multimedia services and became the first in the world to launch a third-generation mobile communication service known as FOMA. To promote the use of its i-mode services, NTT DoCoMo developed upgraded content and launched the i-area service for easy searching of neighborhood information at the user's current location.

To promote the global development of its mobile multimedia businesses, NTT DoCoMo provided technologies and business development know-how related to i-mode services and third-generation mobile communication services to overseas mobile telephone enterprises in which it has made capital investments. Following these efforts, a local enterprise began providing i-mode services in Germany.

As a result of these activities, NTT DoCoMo registered operating revenues of 5,171.5 billion yen (10.4% increase from the previous year) for the fiscal year ended March 31, 2002.

(2) Financial Conditions

Cash flow obtained by NTT from operating activities during the fiscal year ended March 31, 2002 amounted to 2,424.5 billion yen (645.9 billion yen (21.0%) less than the previous year). This figure was affected by NTT's pre-tax net loss which was 1,360.7 billion yen, depreciation expenses, and non-financial losses constituting extraordinary losses, such as impairment on shares of affiliated companies, and one-time write-off expenses related to consolidated adjustment accounts. A total of 2,576.8 billion yen (2,611.3 billion yen (50.3%) less than the previous year) was spent on investment activities, including the acquisition of fixed assets, while the amount of 472.5 billion yen (1,334.9 billion yen (73.9%) less than the previous year) was obtained from financing activities, including long-term borrowing and issuance of corporate bonds. As a result, NTT had cash and cash equivalents in the amount of 1,319.1 billion yen at the end of the period, an increase of 441.2 billion yen (50.3%) over the previous year.


(3) Profit Allocation

In accordance with the basic profit-allocation principle outlined above, NTT will be distributing a cash dividend of 2,500 yen per share of common stock at the end of the fiscal year ended March 31, 2002. With the addition of interim payments previously made, this will bring the total of dividends paid to 5,000 yen per share for the entire period.

(4) Projections for Fiscal Year Ending March 31, 2003

There are some bright spots in the outlook for the Japanese economy as exports can be expected to recover with the bottoming-out of the U.S. and Asian economies. Progress made in inventory adjustment will be another source of support for the Japanese economy in the fiscal year ending March 31, 2003. On the other hand, trends in corporate earnings and the employment and income environment will remain severe. Consequently, it appears that more time will be required for the realization of a comprehensive economic recovery in Japan.

In the information and communication field, the broadband market will continue to grow with the proliferation of easy-to-use equipment and the upgrading of integrated systems for wired and wireless access. At the same time, competition in this segment will be intensified with the entry of enterprises offering a diverse range of new business models. Victory in this highly competitive setting requires the provision of access services of higher quality and higher convenience. Moreover, it will be necessary to prepare a full range of broadband services combining platform and content. It is clear that participants in this segment will be required to urgently reinforce their financial foundations in order to effectively support these business developments.

Given this challenging business environment, the NTT Group Three-Year Business Plan (fiscal years 2002-2004) was formulated with the aim to strengthen NTT's management foundations while contributing to the promotion of the IT Revolution. In accordance with this Plan, the NTT Group will actively develop broadband businesses by focusing the full capabilities of the Group on a series of initiatives which will include the diversification of optical and wireless access services, the development of platforms to promote distribution of content, and the upgrading and expansion of content distribution services. Concerted efforts will continue in implementing structural reform centered on NTT East and NTT West. In this vital area, further cuts will be made in personnel expenses and plant and equipment investment. Similarly, unprofitable services will be rigorously reviewed and other measures will be taken to improve cost competitiveness and to reinforce the Group's financial foundations. With regard to international operations, the focus of attention will be placed on IP businesses and mobile multimedia businesses, and the NTT Group will implement a strategy of selection and concentration in order to maintain an efficient course of business development. Finally, the NTT Group is committed to winning and maintaining the full confidence of its customers. For this purpose, it will continue to upgrade its customer support services and to ensure prompt responses to customer orders. Such initiatives will be aimed at improving the competitiveness of voice communication services which constitute a vital customer base, as well as all other services in general.

Projections for the fiscal year ending March 31, 2003 are as follows. Consolidated operating revenues are projected to reach 11,969.0 billion yen (2.5% increase from the previous year). Consolidated recurring profit is projected to amount to 1,116.0 billion yen (55.4% increase from the previous year), while consolidated net income is expected to reach 361.0 billion yen.

For the fiscal year ending March 31, 2003, we expect to offer dividends of 5,000 yen per share of common stock.

[Note]

The consolidated financial results forecasts above are forward-looking statements about the future performance of NTT which are based on the assumptions, estimates, judgments, projections and beliefs of the management of the Company in light of the information currently available to it. The projected numbers in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. Risks and uncertainties inherent in future projections, the Company's future business operation, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause the Company's actual results to differ materially from the projected figures above.

Attachment 1

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                          CONSOLIDATED BALANCE SHEET
                          --------------------------
                   (Based on Japanese Accounting Principles)

                                                            March 31, 2001                March 31, 2002
                                                           ----------------        ----------------------------
                                                                Millions             Millions         Millions
                                                                  of Yen               of Yen           of US$
                                                                  ------               ------           ------
ASSETS
------

  FIXED ASSETS                                                17,591,315           16,799,394          126,311
  CURRENT ASSETS                                               3,622,830            4,081,801           30,690

TOTAL ASSETS                                                  21,214,146           20,881,196          157,001
                                                              ==========           ==========          =======

LIABILITIES
-----------

LONG-TERM LIABILITIES:
  Long-term debt                                               4,179,755            5,438,543           40,891
  Liability for employees' severance payments                  3,045,456            3,326,454           25,010
  Other                                                          833,117              871,347            6,551
  Total long-term liabilities                                  8,058,329            9,636,345           72,453
                                                              ----------           ----------          -------

CURRENT LIABILITIES:
  Current portion of long-term debt                              812,437              752,423            5,657
  Accounts payable, trade                                        874,318              729,398            5,484
  Short-term borrowings                                        1,073,434              335,283            2,520
  Accrued taxes on income                                        322,423              343,488            2,582
  Other                                                        1,750,738            1,687,338           12,686
  Total current liabilities                                    4,833,353            3,847,931           28,931
                                                              ----------           ----------          -------

TOTAL LIABILITIES                                             12,891,682           13,484,277          101,385
                                                              ----------           ----------          -------

MINORITY INTEREST IN CONSOLIDATED
---------------------------------
SUBSIDIARIES                                                   1,463,307            1,490,602           11,207
------------                                                  ----------           ----------          -------

SHAREHOLDERS' EQUITY
--------------------

  Common stock                                                   937,950              937,950            7,052
  Additional paid-in capital                                   2,672,826            2,672,826           20,096
  Retained earnings                                            3,248,388            2,295,639           17,260
  Treasury stock                                                      (9)                 (99)              (0)

TOTAL SHAREHOLDERS' EQUITY                                     6,859,155            5,906,315           44,408
                                                              ----------           ----------          -------

TOTAL LIABILITIES,MINORITY INTEREST IN
CONSOLIDATED SUBSIDIARIES AND
SHAREHOLDERS' EQUITY                                          21,214,146           20,881,196          157,001
                                                              ==========           ==========          =======

Note:   Yen amounts have been translated, for convenience only, at
        (Yen)133=US$1.00, the approximate exchange rate on March 29, 2002 Fractions are rounded down.

Attachment 2

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                   ------------------------------------------
                        CONSOLIDATED STATEMENT OF INCOME
                        --------------------------------
                    (Based on Japanese Accounting Principles)

                                                                        Fiscal Year Ended March 31
                                                          -----------------------------------------------------
                                                                 2001                       2002
                                                              ----------    -----------------------------------
                                                               Millions              Millions         Millions
                                                                 of Yen                of Yen           of US$
                                                                 ------                ------           ------
OPERATING REVENUES                                           11,414,181            11,681,574           87,831

OPERATING EXPENSES                                           10,515,838            10,734,258           80,708

OPERATING INCOME                                                898,343               947,315            7,122

NON-OPERATING REVENUES                                          104,010               108,906              818

NON-OPERATING EXPENSES                                          276,312               337,969            2,541

RECURRING PROFIT                                                726,041               718,252            5,400

EXTRAODINARY PROFIT                                             684,472                    --               --

EXTRAODINARY LOSS                                               241,270             2,079,034           15,631

INCOME BEFORE TAXES                                           1,169,243            (1,360,781)         (10,231)

CORPORATION, INHABITANT AND ENTERPRISE TAXES                    535,205              (594,370)          (4,468)

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES                  169,964                45,763              344

NET INCOME                                                      464,073              (812,174)          (6,106)
                                                             ----------            ----------           ------

Note:   Yen amounts have been translated, for convenience only, at
        (Yen)133=US$1.00, the approximate exchange rate on March 29, 2002. Fractions are rounded down.

Attachment 3

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                   ------------------------------------------
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      ------------------------------------
                    (Based on Japanese Accounting Principles)

                                                                March 31, 2001            March 31, 2002
                                                                --------------     ----------------------------
                                                                   Millions           Millions        Millions
                                                                     of Yen             of Yen          of US$
                                                                     ------             ------          ------
Cash flows from operating activities:
Income before taxes                                               1,169,243          (1,360,781)       (10,231)
Depreciation and amortization                                     2,542,853           2,548,323         19,160
Loss on sale or disposal of property,
plant and equipment                                                 206,777             171,917          1,292
Impairment loss on goodwill                                              --             446,930          3,360
Impairment loss on intangible assets                                     --              31,459            236
Increase (decrease) in liability for employees'
severance payments                                                   97,030             267,756          2,013
Equity in net losses of affiliated companies                             --             131,197            986
Stocks-of-affiliated-company valuation loss                              --             865,767          6,509
(Increase) decrease in notes and accounts
receivable, trade                                                  (538,929)             67,010            503
Increase (decrease) in accounts
payable, trade and accrued payroll                                  477,225            (206,466)        (1,552)
Increase (decrease) in accrued consumption tax                       25,161             (46,154)          (347)
Other                                                              (469,926)            160,055          1,203
---------------------------------------------------------------------------------------------------------------
                                                                  3,509,435           3,077,016         23,135
---------------------------------------------------------------------------------------------------------------
Proceeds from interest and dividends                                  5,036               9,348             70
Payments for interest                                              (146,036)           (129,186)          (971)
Payments for taxes on income                                       (297,930)           (532,596)        (4,004)
---------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                       3,070,504           2,424,581         18,229
---------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Payments for property, plant and equipment                       (2,858,300)         (2,465,058)       (18,534)
Acquisition of investments                                       (1,922,848)           (128,714)          (967)
Other                                                              (407,055)             16,937            127
---------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                          (5,188,204)         (2,576,834)       (19,374)
---------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Proceeds from issuance of long-term debt                            725,206           2,039,488         15,334
Payments for settlement of long-term debt                          (870,956)           (842,471)        (6,334)
Increase (decrease) in short-term borrowings                        802,085            (636,630)        (4,786)
Dividends paid                                                      (83,902)            (87,751)          (659)
Proceeds from issuance of stock                                     284,700                  --             --
Proceeds from minority stockholders' payments                       950,360                  --             --
Other                                                                    42                 (90)            (0)
---------------------------------------------------------------------------------------------------------------
  Net cash provided (used) by financing activities                1,807,535             472,545          3,552
---------------------------------------------------------------------------------------------------------------
Effect of exchanges on cash and cash equivalents                     32,848              83,837            630
---------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                          (277,316)            404,129          3,038
Cash and cash equivalents at beginning of year                    1,155,275             877,959          6,601
---------------------------------------------------------------------------------------------------------------
Increase due to addition of consolidated subsidiaries                    --              37,092            278
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                            877,959           1,319,181          9,918
===============================================================================================================

Note:   Yen amounts have been translated, for convenience only, at
        (Yen)133=US$1.00, the approximate exchange rate on March 29, 2002. Fractions are rounded down.

Attachment 4

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                        NON-CONSOLIDATED BALANCE SHEET
                        ------------------------------
                   (Based on Japanese Accounting Principles)

                                                               March 31, 2001             March 31, 2002
                                                               --------------             --------------
                                                                  Millions             Millions         Millions
                                                                   of Yen               of Yen           of US$
                                                                   ------               ------           ------
ASSETS
------
CURRENT ASSETS
  Short-term loan receivable                                       490,275             226,826           1,705
  Other                                                            205,263             127,346             957
  Total current assets                                             695,538             354,172           2,662
                                                                 ---------           ---------          ------
FIXED ASSETS
  Investments in subsidiaries and affiliated companies           4,738,493           4,772,843          35,886
  Long-term loan receivable                                      2,305,155           3,263,848          24,540
     to subsidiaries and affiliated companies
  Other                                                            440,306             393,601           2,959
  Total fixed assets                                             7,483,955           8,430,293          63,385
                                                                 ---------           ---------          ------
DEFERRED ASSETS                                                         --                 182               1
                                                                 ---------           ---------          ------
TOTAL ASSETS                                                     8,179,494           8,784,648          66,049
                                                                 =========           =========          ======

LIABILITIES
-----------
CURRENT LIABILITIES:
  Current portion of long-term debt                                435,052             223,559           1,680
  Accounts payable, and accrued liabilities                        155,969              64,570             485
  Accrued taxes on income                                           87,156                  --              --
  Other                                                             31,608              34,545             259
  Total current liabilities                                        709,786             322,675           2,426
                                                                 ---------           ---------          ------
LONG-TERM LIABILITIES:
  Long-term debt                                                 2,241,801           3,242,757          24,381
  Liability for employees' severance payments                       31,632              30,251             227
  Other                                                                477                 453               3
  Total long-term liabilities                                    2,273,911           3,273,462          24,612
                                                                 ---------           ---------          ------
TOTAL LIABILITIES                                                2,983,698           3,596,138          27,038
                                                                 ---------           ---------          ------

SHAREHOLDERS' EQUITY
--------------------
  Common stock                                                     937,950             937,950           7,052
  Additional paid-in capital                                     2,672,826           2,672,826          20,096
  Legal reserve                                                    131,295             135,333           1,017
  Special depreciation reserve                                      24,278              17,213             129
  General reserves                                               1,045,000           1,131,000           8,503
  Unappropriated retained earnings                                 371,021             294,161           2,211
  Unrealized gain on securities                                     13,424                 125               0
  Treasury stock                                                        --                 (99)             (0)
TOTAL SHAREHOLDERS' EQUITY                                       5,195,795           5,188,510          39,011
                                                                 ---------           ---------          ------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       8,179,494           8,784,648          66,049
                                                                 =========           =========          ======

Note:  Yen amounts have been translated, for convenience only, at
       (Yen)133=US$1.00, the approximate exchange rate on March 29, 2002. Fractions are rounded down.

Attachment 5

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                     NON-CONSOLIDATED STATEMENT OF INCOME
                     ------------------------------------
                   (Based on Japanese Accounting Principles)

                                                               Fiscal Year Ended March 31
                                                         --------------------------------------
                                                       2001                        2002
                                                     --------           ---------------------------
                                                     Millions           Millions           Millions
                                                      of Yen             of Yen             of US$
                                                      ------             ------             ------
OPERATING REVENUES                                    322,865            314,240             2,362

OPERATING EXPENSES                                    251,188            234,328             1,761

OPERATING INCOME                                       71,676             79,912               600

NON-OPERATING REVENUES                                117,867            111,188               836

NON-OPERATING EXPENSES                                105,559             98,308               739

RECURRING PROFIT                                       83,984             92,791               697

EXTRAORDINARY PROFIT                                  148,715                 --                --

EXTRAORDINARY LOSS                                      7,376                 --                --

INCOME BEFORE TAXES                                   225,323             92,791               697

CORPORATION, INHABITANT AND ENTERPRISE TAXES
 CURRENT                                              109,600                369                 2
 DEFERRED                                             (45,500)             5,600                42

NET INCOME                                            161,223             86,822               652
                                                      -------             ------

PER SHARE DATA(in exact)                               of Yen             of Yen            of US$
                                                       ------             ------            ------

NET INCOME                                             10,107              5,381                40

CASH DIVIDEND                                           5,000              5,000                37

 Note: Yen amounts have been translated, for convenience only, at
       (Yen)133=US$1.00, the approximate exchange rate on March 29, 2002. Fractions are rounded down.

Attachment 6

         Proposal of Appropriation of Unappropriated Retained Earnings
         -------------------------------------------------------------

                                                                                      (Millions of Yen)
   ------------------------------------------------------------------------------------------------------
                                                     Fiscal Year                    Fiscal Year
                                                 Ended March 31, 2001          Ended March 31, 2002
   ------------------------------------------------------------------------------------------------------
   Unappropriated Retained Earnings for
   the Year                                                     371,021                        294,161

   Reversal of Special Depreciation Reserve                       7,144                          6,497

   Total                                                        378,165                        300,658

   Proposal of Appropriation:
     Legal Earned Reserve                                         4,038                              -
     Cash Dividends                                              40,336                         40,335
                                                  ((Yen)2,500 per share)         ((Yen)2,500 per share)

   Bonuses to Directors and
     Corporate Auditors                                              36                              -

     (Portion to Corporate Auditors)                                 (7)                            (-)

     Special Depreciation Reserve                                    79                              -

     General Reserves                                            86,000                              -

     Profits Brought Forward                                    247,675                        260,322

   ------------------------------------------------------------------------------------------------------

Note: An interim dividend of (Yen)40,336 million ((Yen)2,500 per share) was paid to shareholders on December 12, 2001.

Attachment 7

                         NTT's New Board of Directors
                         ----------------------------
                      (subject to shareholders' approval)


President
Norio Wada

Senior Executive Vice Presidents
Haruki Matsuno
Hiromi Wasai
Toyohiko Takabe

Executive Vice President
Satoru Miyamura

Senior Vice Presidents
Yuji Inoue
Shin Hashimoto
Masaki Mitsumura
Hiroo Unoura
Jun-ichiro Miyazu
Takashi Imai
Yotaro Kobayashi

Corporate Auditors
Takao Nakajima
Masao Iseki
Keisuke Sada
Hideaki Toda

   Note: The first four members of this list are nominated for positions with representative authority.

Attachment 8
                                      Nippon Telegraph and Telephone Corporation
                                                                    May 14, 2002

             NTT's Shares and Shareholders (as of March 31, 2002)


1.  Classification of Shareholders

----------------------------------------------------------------------------------------------------------------------------
                                               NTT's Shares and Shareholders
            ----------------------------------------------------------------------------------------------------
  Details     Government    Financial    Securities     Other         Foreign        Domestic                     Odd-Lot
              and Public   Institutions    Firms       Domestic    Corporations,   Individuals,      Total         Shares
                Bodies                               Corporations       etc.           etc.
                                                                   (Individuals)
----------------------------------------------------------------------------------------------------------------------------
Total                                                                      (132)
Holders               6             696         135        16,210         1,161       1,606,698      1,624,906
============================================================================================================================
Total Shares                                                               (373)
              7,413,892       2,343,414      23,334       365,714     2,187,752       3,758,587     16,092,693        41,897
        --------------------------------------------------------------------------------------------------------------------
                                                                          (0.00)
          %       46.07           14.56        0.14          2.27         13.59           23.37         100.00
----------------------------------------------------------------------------------------------------------------------------

Notes: 1. "Other Domestic Corporations" includes 5,151 shares under the name of Japan Securities Depository Center, and "Odd-Lot Shares" includes
          0.72 shares under the name of Japan Securities Depository Center.
       2. "Domestic Individuals, etc." includes 239 shares of treasury stock, and "Odd-Lot Shares" includes 0.54 shares of treasury stock. The actual number of treasury stocks at the end of March 31, 2002 was 214.54.
       3. The number of shareholders who own only odd-lot shares is 277,926.

2.  Classification by Number of Shares

-----------------------------------------------------------------------------------------------------------------------------------
                                                    NTT's Shares and Shareholders
                  -------------------------------------------------------------------------------------------------------- Odd-Lot
     Details       At Least        At Least      At Least      At Least     At Least     At Least 5  At Least 1    Total   Shares
                     1,000           500           100            50           10
-----------------------------------------------------------------------------------------------------------------------------------
Number of                 390          186      1,430       2,000       44,920     102,898     1,473,082      1,624,906
 Holders
          -------------------------------------------------------------------------------------------------------------------------
             %           0.02         0.01       0.09        0.12         2.76        6.33         90.67         100.00
===================================================================================================================================
Total Shares       11,993,020      127,752    275,123     128,128      693,358     624,169     2,251,143     16,092,693      41,897
          -------------------------------------------------------------------------------------------------------------------------
             %          74.52         0.79       1.71        0.80         4.31        3.88         13.99         100.00
-----------------------------------------------------------------------------------------------------------------------------------

Notes: 1. "At Least 1,000" includes 5,151 shares under the name of the Japan
          Securities Depository Center, and "Odd-Lot Shares" includes 0.72 shares under the name of Japan Securities Depository Center.
       2. "At Least 100" includes 239 shares of treasury stock, and "Odd-Lot Shares" includes 0.54 shares of treasury stock.

3.  Principal Shareholders

---------------------------------------------------------------------------------------------------------------------------
                                 Name                           Share Holdings               Percent of Total Shares Issued
----------------------------------------------------------------------------------------------------------------------------
The Minister of Finance                                            7,413,823.26                            45.95
Japan Trustee Services Bank Ltd.                                     378,148.00                             2.34
The Mitsubishi Trust and Banking Corporation                         340,604.00                             2.11
Moxley and Company                                                   250,612.00                             1.55
The Chase Manhattan Bank, N.A. London                                240,976.00                             1.49
UFJ Trust Bank Limited                                               191,093.00                             1.18
State Street Bank and Trust Company                                  163,479.00                             1.01
NTT Employee Share-Holding Association                               133,381.22                             0.83
Nippon Life Insurance Company                                        112,297.68                             0.70
Boston Safe Deposit PSDT, Treaty Clients Omnibus                     111,956.00                             0.69
----------------------------------------------------------------------------------------------------------------------------
                                 Total                             9,336,370.16                            57.87
----------------------------------------------------------------------------------------------------------------------------

                                      Nippon Telegraph and Telephone Corporation
                                                                    May 14, 2002

              Fiscal Year Ended March 31, 2002 (Non-Consolidated)

                   (Based on Japanese Accounting Principles)

[Results of Operations]                                                                                            (Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                               Fiscal Year          Fiscal Year         Increase                      Percent
                    Details                  Ended March 31,      Ended March 31,      (Decrease)                     Increase
                                                  2002                  2001                                         (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
               Operating Revenues                     314.2                322.8                  (8.6)                    (2.7%)
.....................................................................................................................................
               Operating Expenses                     234.3                251.1                 (16.8)                    (6.7%)
.....................................................................................................................................
                Operating Income                       79.9                 71.6                   8.2                     11.5%
------------------------------------------------------------------------------------------------------------------------------------
                Non-Operating Income                   12.8                 12.3                   0.5                      4.6%
------------------------------------------------------------------------------------------------------------------------------------
                Recurring Profit                       92.7                 83.9                   8.8                     10.5%
------------------------------------------------------------------------------------------------------------------------------------
              Extraordinary Profit                       --                148.7                (148.7)                      --
------------------------------------------------------------------------------------------------------------------------------------
               Extraordinary Loss                        --                  7.3                  (7.3)                      --
------------------------------------------------------------------------------------------------------------------------------------
                   Net Income                          86.8                161.2                 (74.4)                   (46.1%)
------------------------------------------------------------------------------------------------------------------------------------



[The Outline of Appropriation of Unappropriated Retained Earnings]

[Results of Operations]                          (Billions of Yen)
--------------------------------------------------------------------
                                               Fiscal Year
                    Details                  Ended March 31,
                                                  2002
--------------------------------------------------------------------
            Unappropriated Retained                 * 294.1             Net Income                              86.8
             Earnings for the Year
.....................................................................
              Reversal of Special                       6.4             Unappropriated Retained Earnings       247.6
              Depreciation Reserve                                      Brought Forward (+)
--------------------------------------------------------------------
                      Total                           300.6             Interim Dividends for the Year (-)      40.3
--------------------------------------------------------------------   -------------------------------------------------
         Appropriation of Unappropriated               40.3             * Unappropriated Retained Earnings     294.1
                Retained Earnings                                         for the Year
         -----------------------------------------------------------
                  Cash Dividends                       40.3
--------------------------------------------------------------------
             Profits Brought Forward                  260.3
--------------------------------------------------------------------

                                      Nippon Telegraph and Telephone Corporation
                                                                    May 14, 2002

                       Consolidated Statement of Income

                       Fisical Year Ended March 31, 2002
                   (Based on Japanese Accounting Principles)

[Results of Operations]

                                                                                                                   (Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                            March 31, 2002           March 31, 2001           Increase             Percent Increase
                                                                                            (Decrease)               (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
          Operating Revenues                        11,681.5               11,414.1                267.3                      2.3%
------------------------------------------------------------------------------------------------------------------------------------
          Operating Expenses                        10,734.2               10,515.8                218.4                      2.1%
------------------------------------------------------------------------------------------------------------------------------------
             Operating Income                          947.3                  898.3                 48.9                      5.5%
------------------------------------------------------------------------------------------------------------------------------------
             Non-Operating Income                     (229.0)                (172.3)               (56.7)                   (32.9%)
------------------------------------------------------------------------------------------------------------------------------------
             Recurring Profit                          718.2                  726.0                 (7.7)                    (1.1%)
------------------------------------------------------------------------------------------------------------------------------------
          Extraordinary Profit                             -                  684.4               (684.4)                       -
------------------------------------------------------------------------------------------------------------------------------------
          Extraordinary Loss                   *     2,079.0                  241.2              1,837.7                        -
------------------------------------------------------------------------------------------------------------------------------------
                Net Income                            (812.1)                 464.0             (1,276.2)                       -
------------------------------------------------------------------------------------------------------------------------------------

          * Extraordinary Loss
             .  Losses related to overseas investments                                                        1,407.3 billion yen
                . Losses related to Verio Inc.                                                                  541.5 billion yen
                . Impairment loss on AT&T Wireless securities                                                   505.6 billion yen
                . Impairment loos on KPN Mobile securities, etc.                                                360.1 billion yen
             .  Costs related to Structural Reform of NTT East and NTT West                                     671.7 billion yen
                . Lump-sum payments for mitigating the reduced wage levels of rehired employees                 189.7 billion yen
                . Lump-sum severance payments for voluntary retirement                                           63.6 billion yen
                . Other costs relating to pension accounting                                                    418.3 billion yen

[Operating Performance of NTT and Subsidiaries]

                                                                                                                  (Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                        NTT (Holding    NTT East     NTT West          NTT           NTT Data        NTT DoCoMo
                                          Company)        Corp.        Corp.      Communications   (Consolidated)  (Consolidated)
------------------------------------------------------------------------------------------------------------------------------------
                Operating Revenues          314.2       2,573.6      2,406.7         1,275.1          801.9          5,171.5
   ---------------------------------------------------------------------------------------------------------------------------------
          (Change from previous year)       (-8.6)      (-220.8)     (-232.7)         (-80.3)          (0.9)          (485.5)

                     (% Change)             (-2.7%)       (-7.9%)      (-8.8%)         (-5.9%)         (0.1%)          (10.4%)
------------------------------------------------------------------------------------------------------------------------------------
                 Recurring Profit            92.7           7.5       (170.4)           75.1           47.1            853.3
   ---------------------------------------------------------------------------------------------------------------------------------
          (Change from previous year)        (8.8)        (-6.6)      (-64.7)          (-6.4)          (1.0)          (166.4)

                       (% Change)           (10.5%)      (-46.9%)     (-61.2%)         (-7.9%)         (2.3%)          (24.2%)
------------------------------------------------------------------------------------------------------------------------------------
                Extraordinary Loss              -         327.2        438.6           787.6              -            812.8
------------------------------------------------------------------------------------------------------------------------------------
                    Net Income               86.8        (186.7)      (355.3)         (410.7)          26.4              0.8
   ---------------------------------------------------------------------------------------------------------------------------------
          (Change from previous year)      (-74.4)      (-206.8)     (-310.7)        (-453.0)          (1.9)         (-364.6)

                       (% Change)          (-46.1%)           -            -               -           (8.0%)         (-99.8%)
------------------------------------------------------------------------------------------------------------------------------------

          * Figures include losses related to Verio Inc. (725.1 billion yen) and impairment on other companies' securities (62.4 billion yen).

[Projection for Consolidated Operating Performance for Fiscal Year Ending March 31, 2003]

                                                                                                                   (Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                 -----------------------------------------------------------------------------------

                                  Consolidated    NTT(Holding   NTT East   NTT West       NTT             NTTData      NTT)DoCoMo
                                                    Company)     Corp.      Corp.     Communication   (Consolidated) (Consolidated)
-----------------------------------------------------------------------------------------------------------------------------------
       Operating Revenues         11,969.0          222.0       2,391.0    2,302.0     1,242.0           840.0        5,374.0
     ------------------------------------------------------------------------------------------------------------------------------
        (Change from                (287.4)        (-92.2)      (-182.6)   (-104.7)     (-33.1)          (38.0)        (202.4)
        previous year)

        (% change)                    (2.5%)       (-29.4%)       (-7.1%)    (-4.4%)     (-2.6%)          (4.7%)         (3.9%)
-----------------------------------------------------------------------------------------------------------------------------------

       Recurring Profit            1,116.0           17.0          44.0        0.0        78.0            50.0          971.0
      -----------------------------------------------------------------------------------------------------------------------------
        (Change from                (397.7)        (-75.7)        (36.4)    (170.4)       (2.8)           (2.8)        (117.6)
        previous year)

        (% change)                   (55.4%)       (-81.7%)      (485.9%)        -        (3.8%)          (6.0%)        (13.8%)
-----------------------------------------------------------------------------------------------------------------------------------

       Net Income                    361.0           15.0          21.0        0.0        45.0            28.0          511.0
      -----------------------------------------------------------------------------------------------------------------------------
        (Change from              (1,173.1)        (-71.8)       (207.7)    (355.3)     (455.7)           (1.5)        (510.1)
        previous year)

        (% change)                       -         (-82.7%)           -          -           -            (6.0%)            -
-----------------------------------------------------------------------------------------------------------------------------------

Note:
The consolidated financial results forecasts above are forward-looking statements about the future performance of NTT which are based on the assumptions, estimates, judgments, projections and beliefs of the management of the Company in light of the information currently available to it. The projected numbers in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. Risks and uncertainties inherent in future projections, the Company's future business operation, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause the Company's actual results to differ materially from the projected figures above.



(Reference)

     Consolidated subsidiaries for the fiscal year ending March 31, 2002 are as follows (128 companies):

     NTT East, NTT West, NTT Communications, NTT DATA Group (35 companies), NTT DoCoMo Group (35 companies), NTT Facilities, NTT-ME Group (10 companies), NTT Urban Development, NTT Teleca, NTT Comware, lease and financing companies (3 companies), international communications companies (32 companies), R&D companies (4 companies), NTT Directory Services, and NTT Broadband Initiative.

     Projections for the fiscal year ending March 31, 2003 are based on the figures for 232 consolidated subsidiaries, including outsourcing companies affiliated with NTT East and NTT West which commenced operations on May 1, 2002.

[Reference]


..Status of Contracts                                                                                         (Thousands)
----------------------------------------------------------------------------------------------------------------------------
                                                                                          Increase        Percent Increase
                                            March 31, 2002         March 31, 2001        (Decrease)          (Decrease)
----------------------------------------------------------------------------------------------------------------------------
   Number of Telephone Subscriber Lines             50,738                 52,089             (1,351)                (2.6%)
 ---------------------------------------------------------------------------------------------------------------------------
   Number of ISDN Subscriber Lines                  11,150                 10,827                323                  3.0%
 ---------------------------------------------------------------------------------------------------------------------------
                   Total                            61,888                 62,916             (1,029)                (1.6%)
----------------------------------------------------------------------------------------------------------------------------
   Cellular telephone subscribers                   40,783                 36,026              4,758                 13.2%
  --------------------------------------------------------------------------------------------------------------------------
      i - mode                                      32,156                 21,695             10,460                 48.2%
 ---------------------------------------------------------------------------------------------------------------------------
   PHS telephone subscribers                         1,922                  1,812                110                  6.0%
 ---------------------------------------------------------------------------------------------------------------------------
                   Total                            42,705                 37,838              4,867                 12.9%
----------------------------------------------------------------------------------------------------------------------------

Notes: 1. "Number of Telephone Subscriber Lines" is the total of individual lines and central station lines .
       2. "Number of ISDN Subscriber Lines" (consisting of INS-Net 64, INS-Net 1500 and INS-Net 64 Light ) is calculated in terms of ISN-Net 64.
       3. "Cellular telephone subscribers" include the FOMA subscribers.

..Indicators

                                                                                    (Billions of Yen)
--------------------------------------------------------------------------------------------------------
                                                                                          Increase
                                            March 31, 2002         March 31, 2001        (Decrease)
--------------------------------------------------------------------------------------------------------
          EBITDA Margin                             31.6%                  32.3%           (0.7point)
--------------------------------------------------------------------------------------------------------
         Free Cash Flow                            770.0                  330.0                440.0
--------------------------------------------------------------------------------------------------------
   Return on Capital Employed                        4.3%                   4.3%                   -
--------------------------------------------------------------------------------------------------------

* EBITDA Margin = (Operating Income + [Depreciation + Loss on Retirement]) / Operating Revenues
* Free Cash Flow =
   Operating Income x (1-Tax Rate) + (Depreciation + Loss on Retirement)- (Investment in Plant and Equipment + Capital Investment)*
            *excluding major overseas capital investment

* ROCE = Operating Income x (1 - Tax Rate) / (Interest-Bering Liabilities + Capital Stock)

                                                                                                                      (Employees)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                               Increase          Percent Increase
                                              March 31, 2002         March 31, 2001           (Decrease)             (Decrease)
----------------------------------------------------------------------------------------------------------------------------------
      Number of Employees                           213,000                227,800                (14,800)                  (6.5%)
 ---------------------------------------------------------------------------------------------------------------------------------
   Major Item: NTT East + NTT West                   98,700                111,850                (13,150)                 (11.8%)
----------------------------------------------------------------------------------------------------------------------------------

*Figures include the number of employees from companies that became NTT consolidated subsidiaries in the fiscal year ending March 31, 2002.

                                                                                                                (Billions of Yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                               Increase          Percent Increase
                                              March 31, 2002         March 31, 2001           (Decrease)             (Decrease)
----------------------------------------------------------------------------------------------------------------------------------
      Capital Expenditures                          2,291.9                2,665.8                 (373.9)                 (14.0%)
----------------------------------------------------------------------------------------------------------------------------------

Note: Excludes the capital expenditures of the NTT Lease Corporation and NTT Auto Lease Corporation.

                                                                                                                (Billions of Yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                               Increase          Percent Increase
                                              March 31, 2002         March 31, 2001           (Decrease)             (Decrease)
----------------------------------------------------------------------------------------------------------------------------------
      Interest-Bearing Liabilities                  6,791.3                6,226.6                  564.7                    9.1%
----------------------------------------------------------------------------------------------------------------------------------

                                                                              Nippon Telegraph and Telephone East Corporation
                                                                                                                 May 14, 2002

                                            Non-Consolidated Statement of Income
                                              Fiscal Year Ended March 31, 2002
                                         (Based on Japanese Accounting Principles)


[Profit and Loss]
                                                                                                      (Unit: Billions of Yen)
-----------------------------------------------------------------------------------------------------------------------------
             Details                    Fiscal Year Ended       Fiscal Year Ended      Increase         Percent Increase
                                          March 31, 2002          March 31, 2001      (Decrease)           (Decrease)
-----------------------------------------------------------------------------------------------------------------------------
       Operating Revenues                    2,573.6                 2,794.5           (220.8)               (7.9%)
-----------------------------------------------------------------------------------------------------------------------------
       Operating Expenses                    2,569.1                 2,760.4           (191.2)               (6.9%)
-----------------------------------------------------------------------------------------------------------------------------
        Operating Income                         4.5                    34.0            (29.5)              (86.8%)
-----------------------------------------------------------------------------------------------------------------------------
      Non-Operating Income                       3.0                   (19.9)            22.9                 ---
-----------------------------------------------------------------------------------------------------------------------------
        Recurring Profit                         7.5                    14.1             (6.6)              (46.9%)
-----------------------------------------------------------------------------------------------------------------------------
       Extraordinary Loss                      327.2                    29.7            297.4               998.5%
-----------------------------------------------------------------------------------------------------------------------------
      Income Before Taxes                     (319.7)                  (15.6)          (304.0)           (1,941.6%)
-----------------------------------------------------------------------------------------------------------------------------
          Income Taxes                        (132.9)                  (35.6)           (97.2)             (272.6%)
-----------------------------------------------------------------------------------------------------------------------------
           Net Income                         (186.7)                   20.0           (206.8)                ---
-----------------------------------------------------------------------------------------------------------------------------

 Note: Extraordinary loss includes (1) the installment payment arising from the introduction of accounting for retirement benefits (17.4 billion yen), (2) special retirement allowances under the voluntary retirement program (24.8 billion yen), and (3) structural reform charges (284.9 billion yen).


[Proposal for Disposal of Undisposed Loss]

                                            (Unit: Billions of Yen)
----------------------------------------------------------------------
                                              Fiscal Year Ended
                  Details                       March 31, 2002                Net Income                     (186.7)
----------------------------------------------------------------------
        Undisposed Loss for the Year               * 186.7                    Unappropriated Retained
----------------------------------------------------------------------        Earnings Brought Forward(+)       ---
      Reversal of Legal Earned Reserve                 7.2                   ---------------------------------------
    ------------------------------------------------------------------        * Undisposed Loss               186.7
        Reversal of Capital Reserve                  179.5                      for the Year
    ------------------------------------------------------------------
            Total Disposed Loss                      186.7
----------------------------------------------------------------------
            Loss Brought Forward                       ---
----------------------------------------------------------------------

[Projection for Fiscal Year Ending March 31, 2003]

                                                                                                        (Unit: Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------
                              Details                         Operating         Operating     Recurring       Net
                                                              Revenues          Income        Profit        Income
------------------------------------------------------------------------------------------------------------------------------
        Projection for Fiscal Year Ending March
        31, 2003                                               2,391.0           46.0           44.0         21.0
------------------------------------------------------------------------------------------------------------------------------

[Breakdown of Operating Revenues and Operating Expenses]
(1) Operating Revenues

                                                                                              (Unit: Billions of Yen)
 --------------------------------------------------------------------------------------------------------------------
                                                      Fiscal Year   Fiscal Year
                                                      Ended March   Ended March    Increase      Percent Increase
                  Service                              31, 2002      31, 2001     (Decrease)        (Decrease)
 --------------------------------------------------------------------------------------------------------------------
   Voice Transmission Services Revenues                1,755.4        1,971.1       (215.7)           (10.9%)
      Telephone Services Revenues*                     1,229.1        1,443.3       (214.1)           (14.8%)
         Monthly Charge Revenues*                        706.9          749.5        (42.6)            (5.7%)
         Call Rates Revenues*                            386.9          528.1       (141.1)           (26.7%)
             Interconnection Call Revenues*              158.8          196.8        (38.0)           (19.3%)
      ISDN Services Revenues*                            525.4          527.0         (1.5)            (0.3%)
   Data Transmission Services Revenues                    30.7            8.8         21.8            246.0%
   Leased Circuit Services Revenues                      365.4          371.5         (6.1)            (1.6%)
      High-Speed Digital Circuits Services Revenues*     142.8          144.9         (2.0)            (1.4%)
   Telegram Services Revenues                             33.9           37.2         (3.2)            (8.7%)
   Other Telecommunications Services Revenues            166.8          159.6          7.1              4.5%
   Related Business Revenues                             221.1          245.9        (24.7)           (10.1%)
 --------------------------------------------------------------------------------------------------------------------
                  Total                                2,573.6        2,794.5       (220.8)            (7.9%)
 --------------------------------------------------------------------------------------------------------------------

 * Listed again

 (2)Operating Expenses

                                                                                              (Unit: Billions of Yen)
 --------------------------------------------------------------------------------------------------------------------
                                              Fiscal Year    Fiscal Year
                                              Ended March    Ended March     Increase            Percent Increase
                  Details                      31, 2002       31, 2001      (Decrease)              (Decrease)
 --------------------------------------------------------------------------------------------------------------------
   Personnel                                      601.8         635.8         (34.0)                  (5.3%)
   Cost of Supplies                             1,214.0       1,299.4         (85.4)                  (6.6%)
   Service Fees for Subcontractors                 20.5          25.0          (4.5)                 (18.0%)
   Depreciation                                   594.8         628.2         (33.4)                  (5.3%)
   Retirement of Fixed Assets                      56.7          89.5         (32.8)                 (36.7%)
   Miscellaneous Taxes                             81.2          82.3          (1.1)                  (1.3%)
 --------------------------------------------------------------------------------------------------------------------
                  Total                         2,569.1       2,760.4        (191.2)                  (6.9%)
 --------------------------------------------------------------------------------------------------------------------
   (Reference) Non-Operating Expenses              45.5          66.4         (20.9)                 (31.6%)
   Financial Expenses*                             25.5          31.7          (6.2)                 (19.7%)
 --------------------------------------------------------------------------------------------------------------------

 * Listed again

[Assets,Liabilities and Shareholders' Equity]

                                                                                                             (Unit: Billions of Yen)
-----------------------------------------------------------------------------------------------------------------------------------
                            Details                 March 31, 2002       March 31, 2001        Increase          Percent Increase
                                                                                              (Decrease)           (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
      Fixed Assets                                      4,102.5             4,284.0             (181.4)             (4.2%)
------------------------------------------------------------------------------------------------------------------------------------
      Current Assets                                      840.4               824.0               16.4               2.0%
------------------------------------------------------------------------------------------------------------------------------------
 Total Assets                                           4,943.0             5,108.0             (165.0)             (3.2%)
------------------------------------------------------------------------------------------------------------------------------------
      Long-Term Liabilities                             2,403.1             2,004.4              398.7              19.9%
------------------------------------------------------------------------------------------------------------------------------------
      Current Liabilities                                 703.6             1,008.7             (305.0)            (30.2%)
------------------------------------------------------------------------------------------------------------------------------------
 Total Liabilities                                      3,106.8             3,013.1               93.7               3.1%
------------------------------------------------------------------------------------------------------------------------------------
 Interest-Bearing Liabilities*                          1,115.9               982.9              133.0              13.5%
------------------------------------------------------------------------------------------------------------------------------------
 Shareholders' Equity                                   1,836.1             2,094.9             (258.7)            (12.4%)
------------------------------------------------------------------------------------------------------------------------------------
 Total of Liabilities and Shareholders' Equity          4,943.0             5,108.0             (165.0)             (3.2%)
------------------------------------------------------------------------------------------------------------------------------------

* Listed again

[Cash Flows]

                                                                                                             (Unit: Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    Fiscal Year
                                                               Fiscal Year Ended    Ended March    Increase      Percent Increase
                          Details                                March 31, 2002      31, 2001     (Decrease)        (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
I.    Cash Flows from Operating Activities                          283.8            939.0         (655.2)              ---
------------------------------------------------------------------------------------------------------------------------------------
II.   Cash Flows from Investing Activities                         (367.8)          (563.2)         195.3               ---
------------------------------------------------------------------------------------------------------------------------------------
III.  Cash Flows from  Financing Activities                         133.0           (348.0)         481.1               ---
------------------------------------------------------------------------------------------------------------------------------------
IV.   Net Increase (Decrease) in Cash and Cash Equivalent            48.9             27.6           21.2               ---
------------------------------------------------------------------------------------------------------------------------------------
V.    Cash and Cash Equivalents at beginning of year                201.5            173.9           27.6              15.9%
------------------------------------------------------------------------------------------------------------------------------------
VI.   Cash and Cash Equivalents at end of Year                      250.5            201.5           48.9              24.3%
------------------------------------------------------------------------------------------------------------------------------------

[Reference]

1.Number of Subscriber Lines

------------------------------------------------------------------------------------------------------------------------------
                    Details                         March 31, 2002    March 31, 2001    Increase         Percent Increase
                                                                                       (Decrease)           (Decrease)
------------------------------------------------------------------------------------------------------------------------------
    Number of Telephone Subscriber Lines(1,000)          25,084          25,735           (651)              (2.5%)
    --------------------------------------------------------------------------------------------------------------------------
    Number of ISDN Subscriber Lines(1,000)                5,851           5,731            121                2.1%
------------------------------------------------------------------------------------------------------------------------------
  Number of  Subscriber Lines                          30,936          31,466           (530)              (1.7%)
------------------------------------------------------------------------------------------------------------------------------

Notes: 1.  "Number of Telephone Subscriber Lines" is the total of individual lines and central station lines.
       2. "Number of ISDN Subscriber Lines"(consisting of INS-Net 64,INS-Net 1500 and INS-Net 64 Light) is calculated in terms of INS-Net64.

2.Number of Employees

                                                                                                                 (Unit: Employees)
------------------------------------------------------------------------------------------------------------------------------------
              Details                    March 31, 2002           March 31, 2001            Increase            Percent Increase
                                                                                           (Decrease)              (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
       Number of Employees                    48,250                   53,700                (5,450)                (10.1%)
------------------------------------------------------------------------------------------------------------------------------------

3.Capital Expenditures

                                                                                                           (Unit: Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                           Fiscal Year Ended         Fiscal Year Ended        Increase         Percent Increase
              Details                        March 31, 2002            March 31, 2001        (Decrease)           (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
       Capital Expenditures                      365.6                   549.6                 (183.9)            (33.5%)
------------------------------------------------------------------------------------------------------------------------------------

                                 Nippon Telegraph and Telephone West Corporation
                                                                    May 14, 2002


                     Non-Consolidated Statement of Income
                       Fiscal Year Ended March 31, 2002
                   (Based on Japanese Accounting Principles)

[Profit and Loss]
                                                                                                        (Unit: Billions of Yen)
-------------------------------------------------------------------------------------------------------------------------------
         Details                Fiscal Year Ended              Fiscal Year Ended               Increase     Percent Increase
                                  March 31, 2002                March 31,  2001               (Decrease)       (Decrease)
-------------------------------------------------------------------------------------------------------------------------------
      Operating Revenues               2,406.7                      2,639.5                     (232.7)           (8.8%)
-------------------------------------------------------------------------------------------------------------------------------
      Operating Expenses               2,573.4                      2,739.8                     (166.4)           (6.1%)
-------------------------------------------------------------------------------------------------------------------------------
         Operating Loss                  166.7                        100.3                       66.3            66.1%
-------------------------------------------------------------------------------------------------------------------------------
      Non-Operating Loss                   3.7                          5.4                       (1.6)          (30.3%)
-------------------------------------------------------------------------------------------------------------------------------
         Ordinary Loss                   170.4                        105.7                       64.7            61.2%
-------------------------------------------------------------------------------------------------------------------------------
      Extraordinary Profit                 ---                         72.4                      (72.4)            ---
-------------------------------------------------------------------------------------------------------------------------------
      Extraordinary Loss                 438.6                         41.5                      397.1           954.8%
-------------------------------------------------------------------------------------------------------------------------------
      Loss Before Taxes                  609.1                         74.9                      534.2           712.8%
-------------------------------------------------------------------------------------------------------------------------------
         Income Taxes                   (253.8)                       (30.3)                    (223.4)         (737.1%)
-------------------------------------------------------------------------------------------------------------------------------
           Net Loss                      355.3                         44.6                      310.7           696.3%
-------------------------------------------------------------------------------------------------------------------------------

Note: Breakdown of Extraordinary Loss:
      . Installment payment arising from the introduction of
        accounting for retirement benefits                    21.5 billion yen
      . Special retirement allowances under the voluntary
        retirement program                                    36.1 billion yen
      . Structural reform charges                            381.0 billion yen


[Proposal for Disposal of Undisposed Loss]

                                          Unit: Billions of Yen)
----------------------------------------------------------------
                 Details                    Fiscal Year Ended
                                             March 31, 2002
----------------------------------------------------------------
      Undisposed Loss for the Year                396.2                [ Net Loss                    355.3]
----------------------------------------------------------------       [                                  ]
 Reversal of Special Depreciation Reserve           3.3                [ Loss Brought Forward         40.8]
----------------------------------------------------------------       [   from the previous Term         ]
       Reversal of Capital Reserve                392.9                [                                  ]
----------------------------------------------------------------       [ Undisposed Loss             396.2]
           Total Disposed Loss                    396.2                [         for the Year             ]
----------------------------------------------------------------
           Loss Brought Forward                     ---
----------------------------------------------------------------

[Projection for Fiscal Year Ending March 31, 2003]

                                                                          (Unit: Billions of Yen)
-------------------------------------------------------------------------------------------------
             Details                      Operating            Recurring      Net Income
                                           Revenues              Profit
-------------------------------------------------------------------------------------------------
    Projection for Fiscal Year                2,302.0             0.0                0.0
    Ending March 31, 2003
-------------------------------------------------------------------------------------------------

[Breakdown of Operating Revenues and Operating Expenses]

 (1) Operating Revenues
                                                                                          (Unit: Billions of Yen)
----------------------------------------------------------------------------------------------------------------
                                                  Fiscal Year      Fiscal Year
                                                  Ended March    Ended March 31,   Increase   Percent Increase
                 Service                            31, 2002           2001       (Decrease)     (Decrease)
----------------------------------------------------------------------------------------------------------------
   Voice Transmission Services Revenues             1,665.4          1,889.8       (224.4)          (11.9%)
        Telephone Services Revenues*                1,208.7          1,438.5       (229.8)          (16.0%)
            Monthly Charge Revenues*                  701.1            740.8        (39.6)           (5.4%)
            Call Rates Revenues*                      379.0            526.2       (147.1)          (28.0%)
                Interconnection Call Revenues*        138.6            173.6        (35.0)          (20.2%)
        ISDN Services Revenues*                       455.2            449.7          5.5             1.2%
            Monthly Charge Revenues*                  237.6            197.8         39.7            20.1%
   Data Transmission Services Revenues                 28.3              8.5         19.7           230.0%
   Leased Circuit Services Revenues                   283.7            293.7        (10.0)           (3.4%)
   Telegram Services Revenues                          37.6             40.2         (2.5)           (6.4%)
   Other Telecommunications Services Revenues         175.4            170.4          5.0             2.9%
   Related Business Revenues                          216.0            236.5        (20.5)           (8.7%)
        Sale of Telecommunication Equipment*           89.2            108.2        (19.0)          (17.6%)
--------------------------------------------------------------------------------------------------------------
                 Total                              2,406.7          2,639.5       (232.7)           (8.8%)
--------------------------------------------------------------------------------------------------------------

 * Listed again

 (2) Operating Expenses
                                                                               (Unit: Billions of Yen)
-------------------------------------------------------------------------------------------------------
                                            Fiscal Year     Fiscal Year
                                            Ended March   Ended March 31,   Increase   Percent Increase
              Details                         31, 2002          2001       (Decrease)     (Decrease)
-------------------------------------------------------------------------------------------------------
   Personnel                                     652.9         706.2         (53.3)           (7.5%)
   Cost of Supplies                            1,182.5       1,242.4         (59.8)           (4.8%)
   Service Fees for Subcontractors                20.1          24.0          (3.8)          (16.0%)
   Depreciation                                  565.2         594.7         (29.4)           (5.0%)
   Retirement of Fixed Assets                     75.5          94.8         (19.2)          (20.3%)
   Miscellaneous Taxes                            76.9          77.6          (0.6)           (0.9%)
-------------------------------------------------------------------------------------------------------
                 Total                         2,573.4       2,739.8        (166.4)           (6.1%)
-------------------------------------------------------------------------------------------------------

[Assets,Liabilities and Shareholders' Equity]

                                                                                                   (Unit: Billions of Yen)
--------------------------------------------------------------------------------------------------------------------------
                    Details                         March 31, 2002      March 31, 2001    Increase     Percent Increase
                                                                                         (Decrease)       (Decrease)
--------------------------------------------------------------------------------------------------------------------------
           Fixed Assets                                 4,053.6           4,078.5          (24.8)           (0.6%)
  ------------------------------------------------------------------------------------------------------------------------
           Current Assets                               1,042.6             959.9           82.7             8.6%
  ------------------------------------------------------------------------------------------------------------------------
  Total Assets                                          5,096.3           5,038.4           57.9             1.1%
--------------------------------------------------------------------------------------------------------------------------
           Long-Term Liabilities                        2,792.1           2,210.8          581.2            26.3%
  ------------------------------------------------------------------------------------------------------------------------
           Current Liabilities                            822.2             990.1         (167.8)          (17.0%)
  ------------------------------------------------------------------------------------------------------------------------
  Total Liabilities                                     3,614.4           3,201.0          413.3            12.9%
              ------------------------------------------------------------------------------------------------------------
           Interest-Bearing Liabilities*                1,438.7           1,047.4          391.3            37.4%
--------------------------------------------------------------------------------------------------------------------------
  Shareholders' Equity                                  1,481.9           1,837.4         (355.4)          (19.3%)
--------------------------------------------------------------------------------------------------------------------------
  Total of Liabilities and Shareholders' Equity         5,096.3           5,038.4           57.9             1.1%
--------------------------------------------------------------------------------------------------------------------------
* Listed again

[Cash Flows]
                                                         (Unit: Billions of Yen)
--------------------------------------------------------------------------------
                   Details                      Fiscal Year Ended March 31, 2002
--------------------------------------------------------------------------------
 I.   Cash Flows from Operating Activities                   169.5
--------------------------------------------------------------------------------
 II.  Cash Flows from Investing Activities                  (391.3)
--------------------------------------------------------------------------------
 III. Cash Flows from  Financing Activities                  391.3
--------------------------------------------------------------------------------
 IV.  Cash and Cash Equivalents at beginning
      of year                                                304.1
--------------------------------------------------------------------------------
 V.   Cash and Cash Equivalents at end of year               473.6
                   (IV+I+II+III)
--------------------------------------------------------------------------------

[Reference]

1. Number of Subscriber Lines

------------------------------------------------------------------------------------------------------------------------------------
                                                                                               Increase     Percent Increase
                        Details                              March 31, 2002  March 31, 2001   (Decrease)       (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
           Number of Telephone Subscriber Lines (1,000)          25,654          26,354          (700)           (2.7%)
           -------------------------------------------------------------------------------------------------------------------------
           Number of ISDN Subscriber Lines (1,000)                5,299           5,096           202             4.0%
      ------------------------------------------------------------------------------------------------------------------------------
      Number of Subscriber Lines                                 30,952          31,450          (498)           (1.6%)
------------------------------------------------------------------------------------------------------------------------------------

Notes: 1. "Number of Telephone Subscriber Lines" is the total of individual lines and central station lines.
       2. "Number of ISDN Subscriber Lines" (consisting of INS-Net 64, INS-Net 1500 and INS-Net 64 Light) is calculated in terms of INS-Net64.


2. Number of Employees

                                                                                                                   (Unit: Employees)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               Increase     Percent Increase
                        Details                              March 31, 2002  March 31, 2001   (Decrease)       (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
                    Number of Employees                          50,450          58,150         (7,700)          (13.2%)
------------------------------------------------------------------------------------------------------------------------------------

3. Capital Expenditures

                                                                                                             (Unit: Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                        Details          Fiscal Year Ended       Fiscal Year Ended       Increase          Percent Increase
                                          March 31, 2002           March 31, 2001       (Decrease)            (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
                  Capital Expenditures        400.6                     548.1             (147.5)               (26.9%)
------------------------------------------------------------------------------------------------------------------------------------

                                                                    May 14, 2002
                                                  NTT Communications Corporation

                     NON-CONSOLIDATED STATEMENT OF INCOME
                   (Based on Japanese accounting principles)

                                                                                                        Billions of Yen
                                                                                                        ---------------
                                        Fiscal Year Ended   Fiscal Year Ended           Increase         % Increase
                                         March 31, 2002      March 31, 2001            (Decrease)        (Decrease)
                                         --------------      --------------            ----------        ----------
Operating Revenues                           1,275.1               1,355.5                (80.3)            (5.9%)
Operating Expenses                           1,199.4               1,265.1                (65.7)            (5.2%)
Operating Income                                75.7                  90.3                (14.6)           (16.2%)
Non-Operating Income                            (0.5)                 (8.7)                 8.1             93.4%
Recurring Profit                                75.1                  81.6                 (6.4)            (7.9%)
Extraordinary Loss                             787.6                   9.0                778.5               --
Income before Taxes                           (712.4)                 72.5               (785.0)              --
Income Taxes                                  (301.7)                 30.2               (332.0)              --
Net Income                                    (410.7)                 42.2               (453.0)              --

Note:  Fractions are rounded down.                                     Breakdown of Extraordinary Loss:
       Although Verio Inc.'s fiscal year ends on December 31,            Impairment on Verio Inc. securities       725.1 billion yen
       loss for the 15-month period from January 1, 2001                 Impairment on Philippine Long Distance     41.2 billion yen
       through March 31, 2002 was included in the impairment             Telephone Company securities
       figure in accordance with the materiality principle in            Impairment on other companies' securities  21.1 billion yen light of restructuring at Verio Inc. in February 2002.

                   PROPOSAL FOR DISPOSAL OF UNDISPOSED LOSS
                   (Based on Japanese accounting principles)

                                                                    Billions of Yen
                                                                    ---------------
                                                                   Fiscal Year Ended
                                                                     March 31, 2002
                                                                     --------------
Undisposed Loss for the Year                                           * 393.8
   Reversal of Special Depreciation Reserve                                1.4            Net Income                   (410.7)
   Reversal of Legal Earned Reserve                                        9.8            Unappropriated Retained
   Reversal of Capital Reserve                                           382.5            Earnings Brought Forward (+)   16.8
                                                                                        ---------------------------------------
   Total Disposed Loss                                                   393.8           *Undisposed Loss
Loss Brought Forward                                                        --            for the Year                  393.8

 Note: Fractions are rounded down.

               PROJECTION FOR FISCAL YEAR ENDING MARCH 31, 2003
                   (Based on Japanese accounting principles)

                                                             Billions of Yen
                                                             ---------------
  Operating Revenues                                            1,242.0
  Operating Income                                                 85.0
  Recurring Profit                                                 78.0
  Net Income                                                       45.0

 Note: Fractions are rounded down.

            BREAKDOWN OF OPERATING REVENUES AND OPERATING EXPENSES
                   (Based on Japanese accounting principles)

                                                                                                  Billions of Yen
                                                                                                  ---------------
                                                     Fiscal Year Ended    Fiscal Year Ended    Increase    % Increase
                                                       March 31, 2002       March 31, 2001    (Decrease)   (Decrease)
                                                       --------------       --------------    ----------   ----------
OPERATING REVENUES

Voice Transmission Services                                  592.3                756.9         (164.5)      (21.7%)
    Major Item:
    Telephone Services Revenues                              353.3                489.0         (135.7)      (27.7%)
Data Transmission Services Revenues                          298.6                253.6           45.0        17.8%
    Major Items:
    Open Computer Network Services Revenues                  101.9                 74.3           27.5        37.0%
    Frame-Relay Services Revenues                             66.3                 61.9            4.4         7.2%
    Packet-Exchange Services Revenues                         76.6                 89.8          (13.2)      (14.8%)
Leased-Circuit Services Revenues                             226.3                229.5           (3.2)       (1.4%)
    Major Items:
    Conventional Leased-Circuit Services Revenues             29.1                 37.6           (8.4)      (22.5%)
    High-Speed Digital Circuits Services Revenues             94.8                101.5           (6.6)       (6.6%)
Other Telecommunications Services Revenues                     6.5                  5.2            1.2        24.5%
Related Business Revenues                                    151.2                110.2           41.0        37.2%
Total                                                      1,275.1              1,355.5          (80.3)       (5.9%)

OPERATING EXPENSES
 Personnel                                                    88.0                 84.7            3.2         3.9%
 Cost of Supplies                                            595.4                556.3           39.0         7.0%
 Depreciation                                                130.6                119.1           11.4         9.6%
 Retirement of Fixed Assets                                   19.0                 16.3            2.6        16.5%
 Communication Network Charges                               354.6                476.9         (122.3)      (25.6%)
 Miscellaneous Taxes                                          11.6                 11.6            0.0         0.6%
 Total                                                     1,199.4              1,265.1          (65.7)       (5.2%)

 Reference:
 Non-Operating Expenses                                       37.8                 42.1           (4.2)      (10.0%)
 Major Item:
 Financial Expenses                                           22.4                 26.9           (4.4)      (16.5%)

 Note: Fractions are rounded down.

                                 BALANCE SHEET
                   (Based on Japanese accounting principles)

                                                                                                     Billions of Yen
                                                                                                     ---------------
                                                                                     Increase          % Increase
                                            March 31, 2002      March 31, 2001      (Decrease)         (Decrease)
                                            --------------      --------------      ----------         ----------
ASSETS

Fixed Assets                                    1,399.4             1,551.6            (152.2)             (9.8%)
Current Assets                                    393.7               594.6            (200.9)            (33.8%)
Total Assets                                    1,793.1             2,146.3            (353.1)            (16.5%)

LIABILITIES

Long-Term Liabilities                           1,090.8               743.9             346.8              46.6%
Current Liabilities                               371.3               621.7            (250.4)            (40.3%)
Total Liabilities                               1,462.1             1,365.6              96.4               7.1%
   Major Item:
   Interest-Bearing Liabilities                 1,064.7               948.6             116.1              12.2%

SHAREHOLDERS' EQUITY                              331.0               780.6            (449.6)            (57.6%)

TOTAL OF LIABILITIES AND                        1,793.1             2,146.3            (353.1)            (16.5%)
SHAREHOLDERS' EQUITY

Note: Fractions are rounded down.

                                  CASH FLOWS
                   (Based on Japanese accounting principles)

                                                                                                        Billions of Yen
                                                                                                        ---------------
                                                            Fiscal Year Ended       Fiscal Year Ended      Increase
                                                                                    -----------------
                                                            March 31, 2002          March 31, 2001        (Decrease)
                                                            --------------          --------------        ----------
Cash Flows from Operating Activities                                243.6                  140.1             103.4
Cash Flows from Investing Activities                               (255.2)                (907.7)            652.5
Cash Flows from Financing Activities                                 79.1                  688.5            (609.4)
Cash and Cash Equivalents at end of year                            109.9                   40.4              69.4

   Reference
   1.  Number of Employees
                                                                                           Increase        % Increase
                                            March 31, 2002      March 31, 2001            (Decrease)       (Decrease)
                                            --------------      --------------            ----------       ----------
                                                 7,450              7,250                    200               2.8%
   2.  Capital Expenditures
                                                                                                         Billions of Yen
                                                                                                         ---------------
                                         Fiscal Year Ended     Fiscal Year Ended           Increase        % Increase
                                            March 31, 2002       March 31, 2001           (Decrease)       (Decrease)
                                            --------------       --------------           ----------       ----------
                                                 136.2              167.6                  (31.3)            (18.7%)
   3.  Management Index
                                                                                                   %
                                                                                                   -
                                                                                           Increase
                                            March 31, 2002        March 31, 2001          (Decrease)
                                            --------------      --------------            ----------
                                                  17.4               16.4                    1.0

Note: EBITDA margin={Operating Income + (Depreciation + Loss on Retirement)} / Operating Revenues